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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)


                            Central Garden & Pet Company
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   153527-10-6
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                                 (CUSIP Number)

                              John F. Seegal, Esq.
                         Orrick, Herrington & Sutcliffe
                               400 Sansome Street
                            San Francisco, CA 94111
                                 (415) 392-1122
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   July 24, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This report consists of   6    sequentially numbered pages.
                                  ------
         Exhibit index is located on sequentially numbered page   6  .
                                                                -----
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- -----------------------                                  ---------------------
  CUSIP NO. 153257-10-6                                    PAGE 2 OF 6 PAGES
- -----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William E. Brown

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      N/A

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [_]
 5    ITEM 2(d) OR 2(e)


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,821,359

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,821,359

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,821,359

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.6%*

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      TYPE OF REPORTING PERSON
14
      IN

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*     Based on the Company's final prospectus filed on July 19, 1996 and after giving effect to the exercise of the over-allotment option for 412,500 shares of the Company's Common Stock on August 1, 1996, there were 12,482,603 shares of Common Stock outstanding and 1,948,575 shares of Class B Stock outstanding.

                                       2
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ITEM 1.  SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), issued by Central Garden & Pet Company, a Delaware corporation (the "Company"), whose principal executive office is located at 3697 Mount Diablo Boulevard, Suite 310, Lafayette, California 94549.

ITEM 2.  IDENTITY AND BACKGROUND.

          The following person is filing this statement:

                                  Present Principal Occupation or
                                  Employment; Name, Principal Business,
Name and Residence or             and Address of Organization in Which
Business Address                  Such Employment is Conducted
- ---------------------             -------------------------------------

William E. Brown                  Chairman of the Board and
3697 Mount Diablo Boulevard       Chief Executive Officer
Suite 310                         Central Garden & Pet Company
Lafayette, California 94549       3697 Mount Diablo Boulevard
(business)                        Suite 310
                                  Lafayette, California 94549
                                  (distribution of lawn, garden, pet and pool supplies)

          During the last five years, Mr. Brown has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Brown is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The transactions giving rise to this Amendment No. 4 to the Schedule 13D is the sale by Mr. Brown, as a selling stockholder, of 240,000 shares of the Company's Common Stock to the underwriters of a follow-on public offering by the Company on July 24, 1996 and 160,000 additional shares of the Company's Common Stock on August 1, 1996 pursuant to an over-allotment option granted to the underwriters of the Company's follow-on public offering. To facilitate these sales, Mr. Brown converted 217,500 shares of the Company's Class B Stock into an equal number of the Company's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

          Inapplicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) William E. Brown owns 1,821,359 shares (93.5%) of the Company's Class B Stock. At the option of the holder, each share of the Company's Class B Stock is convertible at any time and from time to time into one share of Common Stock. After the sale pursuant to the follow-on public offering, Mr. Brown no longer owns any shares of the Company's Common Stock. In the aggregate, Mr. Brown owns 12.6% of the total number of shares of the Company's Class B Stock and Common Stock.

          (b) William E. Brown has sole power to vote and direct the disposition of 1,821,359 shares of the Company's Class B Stock. Each share of the Company's Class B Stock has the lesser of ten votes or 49% of the votes cast. In addition, Mr. Brown has sole power to vote and direct the

                                       3
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disposition of 0 shares of the Company's Common Stock.  Each share of the
Company's Common Stock is entitled to one vote.

          (c) William E. Brown has not engaged in any transaction in the Company's Common Stock or Class B Stock during the 60 days prior to Mr. Brown's selling of 240,000 shares of the Company's Common Stock on July 24, 1996.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Inapplicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following exhibits are filed herewith:

               None

                                       4
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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1996



/s/ WILLIAM E. BROWN
- ------------------------
William E. Brown

                                       5
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                                 EXHIBIT INDEX

                                                                Sequentially
 Exhibit                 Description of Exhibit                Numbered Pages
- ----------               ----------------------                --------------
                              No Exhibits

                                       6